                                                                    EXHIBIT 99.3



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               THIRD QUARTER 2002


         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE 2001 CONSOLIDATED FINANCIAL STATEMENTS.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; OUR VARIABILITY OF OPERATING RESULTS AMONG PERIODS; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND OUR ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH THE CANADIAN SECURITIES COMMISSION AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

         WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, UNLESS REQUIRED TO DO SO BY APPLICABLE SECURITIES LAW.

         THE COMPANY HAS VOLUNTARILY COMPLIED WITH THE CERTIFICATION REQUIREMENT OF RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002, FOR THE PERIOD ENDED SEPTEMBER 30, 2002. THIS CERTIFICATION REQUIREMENT IS APPLICABLE TO DOMESTIC U.S. COMPANIES WHO FILE QUARTERLY REPORTS ON FORM 10-Q WITH THE SECURITIES AND EXCHANGE COMMISSION.

GENERAL

         Celestica is a world leader in providing electronics manufacturing services to OEMs in the information technology and communications industries with 2001 revenue of $10.0 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions.

2001 ASSET ACQUISITIONS:

         In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to N.K. Techno Co. Ltd's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado, and in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board, system assembly, test, repair and supply chain management



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                                       2


for a broad range of its telecommunications products. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The Company signed a five-year supply agreement with Lucent, which positions Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

         The aggregate price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

         These supply agreements may be subject to order cancellations and reschedulings, as described below with respect to our base business, generally, as a result of weak end-market conditions.

2001 BUSINESS COMBINATIONS:

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc., which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe and positioned Celestica as Sagem's primary EMS provider. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high-complexity manufacturing capability and an expanded global customer base. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

         In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand, and had approximately 9,000 employees at the date of acquisition. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry-leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price for Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 million in cash.

         The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

2002 ASSET ACQUISITIONS:

         On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The Company signed a five-year supply agreement to provide a complete range of electronics manufacturing services for a broad range of NEC's optical backbone and broadband access equipment. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The Company signed a multi-year supply agreement with Corvis, which positions Celestica as the exclusive manufacturer of Corvis' terrestrial optical networking products and sub-sea terminating equipment. The purchase price for these acquisitions was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

         Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely-varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.


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                                       3


RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials and other costs and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour and other factors. Weak end-market conditions have continued in the telecommunications and information technology industries which resulted in customers rescheduling or cancelling orders. This has impacted Celestica's results of operations.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:


                                                  THREE MONTHS ENDED    NINE MONTHS ENDED
                                                     SEPTEMBER 30          SEPTEMBER 30
                                                    2001       2002       2001       2002
                                                  --------    -------    -------    -------
Revenue.....................................        100.0%     100.0%     100.0%     100.0%
Cost of sales...............................         93.2       93.3       92.9       93.0
                                                  --------    -------    -------    -------
Gross profit................................          6.8        6.7        7.1        7.0
Selling, general and administrative expenses          3.6        3.7        3.4        3.6
Amortization of goodwill and other intangible
assets......................................          1.5        1.5        1.2        1.2
Integration costs related to acquisitions...          0.5        0.1        0.3        0.3
Other charges...............................          3.6       7.0         1.8        2.1
                                                  --------    -------    -------    -------
Operating income (loss).....................         (2.4)      (5.6)       0.4       (0.2)
Interest expense (income), net..............         (0.2)      (0.1)      (0.2)       0.0
                                                  --------    -------    -------    -------
Earnings (loss) before income taxes.........         (2.2)      (5.5)       0.6       (0.2)
Income taxes (recovery).....................         (0.4)      (0.9)       0.2        0.0
                                                  --------    -------    -------    -------
Net earnings (loss).........................         (1.8)%     (4.6)%      0.4%      (0.2)%
                                                  --------    -------    -------    -------
                                                  --------    -------    -------    -------


ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica believes adjusted net earnings is a useful measure of operating performance on an enterprise-wide basis, that also facilitates reliable period to period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other non-recurring charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP. The following table reconciles net earnings (loss) to adjusted net earnings:


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                                       4




                                                          THREE MONTHS ENDED    NINE MONTHS ENDED
                                                             SEPTEMBER 30          SEPTEMBER 30
                                                            2001        2002      2001       2002
                                                          ---------    --------  -------   ---------
                                                            (in millions)         (in millions)
Net earnings (loss)..................................      $ (38.7)    $ (90.6)  $  32.0    $ (10.5)
Add: Amortization of goodwill and other intangible            32.2        29.0      89.9       72.7
assets...............................................
Add: Integration costs related to acquisitions.......         10.0         3.0      20.1       17.1
Add: Other non-recurring charges (1).................         79.6       136.4     136.6      136.4
Less: Income tax effect of above.....................        (18.4)      (26.9)    (33.5)     (32.0)
                                                          ---------    --------  -------   ---------
Adjusted net earnings................................      $  64.7     $  50.9   $ 245.1    $ 183.7
                                                          ---------    --------  -------   ---------
   As a percentage of revenue........................         2.9%        2.6%      3.2%       2.9%
                                                          ---------    --------  -------   ---------

         (1) See "Other Charges" and note 7 to the September 30, 2002 consolidated financial statements.

REVENUE

         Revenue decreased 11%, to $1,958.9 million for the three months ended September 30, 2002, from $2,203.0 million for the same period in 2001. Revenue for the nine months ended September 30, 2002 decreased 16%, to $6,359.6 million from $7,556.2 million for the same period in 2001. For the quarter, base-business volumes declined 28%, offset by a 17% increase in acquisition revenue year-to-year. Acquisition growth was driven by the Company's acquisitions in the latter half of 2001 and in 2002, primarily in Asia. Base revenue continues to decline due to the prolonged weakened end-market conditions. The visibility of future end-market conditions remains limited.

         Revenue from the Americas operations decreased 29% to $1,028.4 million for the three months ended September 30, 2002, compared to the same period in 2001, and decreased 24% to $3,696.6 million for the nine months ended September 30, 2002, compared to the same period in 2001, primarily due to the continued end-market weakness. Revenue from European operations decreased 40% to $382.3 million for the three months ended September 30, 2002, compared to the same period in 2001, and decreased 44% to $1,333.2 million for the nine months ended September 30, 2002, compared to the same period in 2001, primarily due to the general industry downturn. The Americas and European operations have been hardest hit by customer cancellations or delays of orders because of the downturn in end-market demand for their products, as well as, the need for lower product manufacturing costs. As a result, the Company has initiated additional restructuring actions to reduce the manufacturing capacity in these geographies. This includes the downsizing and closing of manufacturing facilities. The Company also plans to transfer programs to lower cost geographies. Revenue from Asian operations increased 263% to $595.4 million for the three months ended September 30, 2002, compared to the same period in 2001, and increased 166% to $1,529.5 million for the nine months ended September 30, 2002, compared to the same period in 2001. The increase in revenue from the Asian operations is primarily due to acquisitions, however, base business volumes have also increased. Inter-segment revenue for the three and nine months ended September 30, 2002, was $47.2 million and $199.7 million, respectively, compared to $45.1 million and $256.1 million for the same periods in 2001. Acquisitions completed in the latter part of 2001 and in 2002 are expected to increase revenue primarily in the Asian operations.

         Sequentially, revenue decreased 13% from $2,249.2 million for the three months ended June 30, 2002 due to continued base business declines attributed to weakened end-markets.

         The following represents the end-market industries as a percentage of revenue for the indicated periods:


                              THREE MONTHS           NINE MONTHS
                                  ENDED                 ENDED
                               SEPTEMBER 30          SEPTEMBER 30
                            ------------------    -------------------
                              2001     2002         2001      2002
                              ----     ----         ----      ----
Communications.........       38%       46%         34%       46%
Servers................       30%       22%         32%       26%
Storage and Other......       18%       26%         18%       21%
Workstations and PCs...       14%        6%         16%         7%



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                                       5



         The following customers represented more than 10% of total revenue for each of the indicated periods:


                              THREE MONTHS            NINE MONTHS
                                  ENDED                  ENDED
                               SEPTEMBER 30           SEPTEMBER 30
                            ------------------    -------------------
                              2001     2002         2001      2002
                              ----     ----         ----      ----
Sun Microsystems....           X        X            X         X
IBM.................           X        X            X         X
Lucent Technologies            X        X                      X
Hewlett Packard.....                    X                      X


         Celestica's top five customers represented in the aggregate 62% and 67%, respectively, of total revenue for the three and nine months ended September 30, 2002, compared to 67% and 65%, respectively, of total revenue for the same period in 2001. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the 2001 Consolidated Financial Statements.

GROSS PROFIT

         Gross profit decreased 12%, to $131.3 million for the three months ended September 30, 2002 compared to the same period in 2001. Gross margin decreased to 6.7% for the three months ended September 30, 2002 from 6.8% for the same period in 2001. Gross profit decreased 17% to $445.5 million for the nine months ended September 30, 2002 compared to the same period in 2001. Gross margin decreased to 7.0% for the nine months ended September 30, 2002, from 7.1% for the same period in 2001.

         Sequentially, gross margin decreased 0.5% from 7.2% for the three months ended June 30, 2002. This reduction was primarily due to unexpected significant late quarter reductions in business volumes, primarily in Europe which was operating at lower levels of utilization and higher fixed costs in the period. In addition, these volume reductions were on higher value-added products, further adversely affecting margins in Europe. The above margin and gross profit decline in Europe was partially offset by improved operating efficiencies, higher value-added product mix and the effects of restructuring in the Americas, higher volumes and utilization rates in Asia and overall lower variable compensation costs (commissions and bonuses).

         For the foreseeable future, the Company's gross margin is expected to depend on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, pricing within the electronics industry and other factors. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions, price erosion within the electronics industry and other factors could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses decreased 8% to $73.2 million (3.7% of revenue) for the three months ended September 30, 2002, from $79.4 million (3.6% of revenue) for the same period in 2001. SG&A expenses decreased 10% for the nine months ended September 30, 2002, to $230.0 million (3.6% of revenue) from $254.8 million (3.4% of revenue) for the same period in 2001. SG&A as a percentage of revenue has increased since decreases in spending were slower than decreases in revenue. The decrease in expenses, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in discretionary spending, which more than offset the increase in expenses due to operations acquired in the latter part of 2001 and in 2002.

         Sequentially, SG&A expenses decreased 9% from $80.0 million for the three months ended June 30, 2002, as a result of lower costs, due to workforce and spending reductions as well as lower variable compensation costs (commissions and bonuses).


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                                       6


         Research and development (R&D) costs decreased to $4.1 million (0.2% of revenue) for the three months ended September 30, 2002, compared to $7.2 million (0.3% of revenue) for the same period in 2001. R&D costs for the nine months ended September 30, 2002 were $13.5 million, compared to $16.1 million for the same period of 2001.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

         Amortization of goodwill and other intangible assets decreased to $29.0 million and $72.7 million, respectively, for the three and nine months ended September 30, 2002, from $32.2 million and $89.9 million for the same periods in 2001. Effective January 1, 2002, the Company fully adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" and has discontinued amortization of all goodwill effective January 1, 2002. Amortization of goodwill for the three and nine months ended September 30, 2001 was $7.9 million and $29.2 million, respectively, and for fiscal 2001 was $39.2 million. See "Recent Accounting Developments." The decrease in amortization is the result of this change in accounting for goodwill, offset in part by the amortization of other intangible assets arising from the 2001 and 2002 acquisitions.

         Sequentially, amortization increased $7.3 million from $21.7 million for the three months ended June 30, 2002. During the quarter, the Company completed the valuation of certain assets relating to 2001 and 2002 acquisitions, resulting in additional amortization on the fair value of the intangible assets.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $3.0 million and $17.1 million, respectively, for the three and nine months ended September 30, 2002, compared to $10.0 million and $20.1 million for the same periods in 2001. The integration costs incurred in 2002 primarily relate to the Lucent, NEC Japan and Omni acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2002 as it completes the integration of its 2001 and 2002 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unique in nature. For the three and nine months ended September 30, 2002, Celestica incurred $136.4 million in other charges, compared to $79.6 million and $136.6 million, respectively, for the same periods in 2001. The largest portion of the other charges relate to the Company's two restructuring programs.

         The details of the other charges are included in note 7 to the September 30, 2002 Consolidated Financial Statements.

         The Company has and expects to continue to benefit from the restructuring measures taken in 2001 and 2002 through margin improvements and reduced operating costs. The Company expects to complete the major components of the 2001 restructuring plan by the end of 2002 and of the 2002 restructuring plan by the end of 2003, except for certain long-term lease contractual obligations. Cash outlays are funded from cash on hand.

INTEREST INCOME, NET

         Net interest income for the three months ended September 30, 2002 amounted to $1.1 million and net interest expense, for the nine months ended September 30, 2002 amounted to $2.0 million, compared to net interest


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                                       7


income of $5.1 million and $11.0 million for the same periods in 2001. Interest income decreased for the three and nine months ended September 30, 2002 compared to the same periods in 2001 because of lower interest rates on cash balances. Interest income was offset by the interest expense on the Company's Senior Subordinated Notes and debt facilities.

         The Company redeemed its Senior Subordinated Notes in August 2002. Interest expense will decrease as a result of this redemption.

INCOME TAXES

         Income tax recovery for the three months ended September 30, 2002 was $18.6 million compared to a recovery of $7.9 million for the same period in 2001, both periods reflecting an effective tax rate of 17%. Income tax recovery for the nine months ended September 30, 2002 was $2.2 million, reflecting an effective tax rate of 17%, compared to an expense of $12.6 million and an effective tax rate of 28% for the same period in 2001.

         The Company's effective tax rate is the result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2002 and 2012. The Company does not expect the expiry of the tax incentive in 2002 to have a significant impact on its effective tax rate. The Company expects the current tax rate of 17% to continue for the foreseeable future.

         Celestica has recognized a net deferred tax asset at September 30, 2002 of $162.7 million (net of a valuation allowance of $19.3 million) compared to $102.8 million (net of a valuation allowance of nil) at December 31, 2001. The net deferred tax asset arises from available tax losses and future income tax deductions. The utilization of these tax losses and future income tax deductions is limited to the future operations of the Company in the tax jurisdictions in which such losses or deductions arose. The valuation allowance provides a reserve against deferred tax assets that may expire or go unutilized by the Company. The remaining net deferred tax asset relates to the recognition of tax losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will more likely than not generate sufficient taxable income in the future to realize the benefit of these deferred tax assets in the carry forward periods. A portion of the tax losses has an indefinite carry forward period. The other portion will expire over a 19-year period commencing in 2005.

LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended September 30, 2002, operating activities provided Celestica with $371.4 million in cash compared to $449.7 million for the same period in 2001. For the nine months ended September 30, 2002, operating activities provided Celestica with $882.1 million in cash compared to $401.1 million for the same period in 2001. Cash was generated primarily from earnings and a reduction in working capital, in particular, inventory, due to improved inventory management and the sale of accounts receivable. The Company will continue to focus on improving working capital management.

         For the three months ended September 30, 2002, investing activities included capital expenditures of $44.3 million, offset by proceeds from the sale of the Columbus facility of $47.2 million. For the nine months ended September 30, 2002, investing activities included capital expenditures of $119.3 million and acquisitions of $110.7 million, offset in part by proceeds of $68.2 million from the sale-leaseback of machinery and equipment and the sale of the Columbus facility. For the nine months ended September 30, 2001, investing activities included capital expenditures of $162.1 million and $864.4 million for acquisitions. See "Acquisitions."

         During the quarter, Celestica redeemed the entire $130.0 million of outstanding Senior Subordinated Notes which were due in 2006. Celestica paid the contractual premium of 5.25%, or $6.9 million, on the redemption. The Company also reduced the leverage on its balance sheet by repurchasing Liquid Yield OptionTM Notes (LYONs) in the open market during the quarter. These LYONs, having a principal amount at maturity of $110.4 million, were repurchased at an average price of $437.60 per LYON, for a total of $48.3 million. The Company may, from time to time, purchase additional LYONs in the open market. The board of directors have authorized the Company to purchase additional LYONs, having an aggregate purchase price of up to $100 million, subject to market conditions. The amount and timing of any such purchases cannot be determined at this time.

         In July 2002, Celestica filed a Normal Course Issuer Bid to repurchase up to 9.6 million Subordinate Voting Shares, for cancellation, over a period from August 1, 2002 to July 30, 2003. The shares will be purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding Subordinate Voting Shares. A copy of our Notice relating to the Normal Course Issuer Bid may be obtained from Celestica, without charge, by contacting the Company's Investor Relations Department at clsir@celestica.com. During the quarter, the Company repurchased
              -------------------
1.0 million Subordinate Voting Shares at the weighted average price of $17.08 per share. All of these transactions were funded with cash on hand.

         In May 2001, Celestica issued 12.0 million Subordinate Voting Shares for gross proceeds of $714.0 million less costs of $10.0 million (pre-tax).

CAPITAL RESOURCES

         Celestica has three unsecured, revolving credit facilities totalling $960.0 million, each provided by a syndicate of lenders and which are available until July 2003, April and July 2005. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and, a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at September 30, 2002.

         Celestica and certain subsidiaries have uncommitted bank facilities which total $46.8 million that are available for operating requirements.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2002 to be approximately 2.0% of revenue. At September 30, 2002, Celestica had committed $44.3 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. Consistent with previous quarters, the Company has received $400.0 million cash in connection with the sale of accounts receivable.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At September 30, 2002, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $645.4 million with expiry dates up to February 2004, except for one contract for $10.6 million that expires in January 2006. The fair value of these contracts at September 30, 2002 was an unrealized gain of $22.8 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and generally involves entering into contracts to trade U.S. dollars for Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht, Singapore dollars, Brazilian reais and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities


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and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

         Celestica records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

         Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Celestica adjusts its inventory valuation based on estimates of net realizable value and shrinkage. A change to these assumptions could impact the valuation of inventory.

         Celestica's estimate of the useful life of intangible assets reflects the periods in which the projected future net cash flows will be generated. A significant change in the projected future net cash flows could impact the estimated useful life.

RECENT ACCOUNTING DEVELOPMENTS

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
         In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." See note 2(a) to the September 30, 2002 Consolidated Financial Statements.

         Effective January 1, 2002, the Company fully adopted these standards which requires the completion of a transitional goodwill impairment evaluation within six months of adoption. The Company has completed the transitional assessment during the second quarter of 2002 and has determined that no impairment existed as of the date of adoption.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
         Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870. See note 2(b) to the September 30, 2002 Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:
         CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

IMPAIRMENT OF LONG-LIVED ASSETS:
         In October 2001, FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121, for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.


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                                       10


GUARANTEES:
         In June 2002, the Accounting Standards Board ("AcSB") published an exposure draft relating to a proposed Accounting Guideline on disclosure requirements for guarantees. The proposed Accounting Guideline requires that a guarantor disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. The proposed Guideline would be applied to financial statements for annual and interim periods ending on or after December 31, 2002. The Company expects that the adoption of this guideline will have no material impact on its financial position, results of operations or cash flows.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES:
         In July 2002, FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company expects that the adoption of this standard will not have a material impact on its existing restructuring plans as these plans were initiated under an exit plan that meets the criteria of Emerging Issues Task Force No. 94-3.